PROSPECTUS SUPPLEMENT DATED AUGUST 21, 2002 (To Prospectus Dated December 5, 2000)	FILED PURSUANT TO RULE 424(b)(3) SEC FILE NO. 333-47754

$325,000,000
Senior Exchangeable Notes due November 15, 2008 of EOP Operating Limited Partnership
Exchangeable Into Common Shares of Beneficial Interest of
Equity Office Properties Trust

      This prospectus supplement relates to resales by the holders of EOP Operating Limited Partnership’s Senior Exchangeable Notes due November 15, 2008 and the common shares of beneficial interest, $.01 par value per share, of Equity Office Properties Trust issuable upon exchange of the notes. This prospectus supplement amends and supplements, and should be read in conjunction with, the prospectus dated December 5, 2000, which is to be delivered with this prospectus supplement.

      The Selling Holder table, appearing under the heading “Selling Holders” beginning on page 46 of the accompanying prospectus (as previously supplemented by the prospectus supplement dated October 31, 2001, which also is to be delivered with this prospectus supplement), hereby is supplemented further by the information included below.

	Principal Amount
	of Notes
	Beneficially Owned	Principal Amount	Common Shares	Common Shares
	Prior to the	of Notes	Owned Prior	Offered
Name	Offering	Offered Hereby	to the Offering(1)	Hereby(2)

Bankers Trust Company Trustee for DaimlerChrysler Corp. Emp. #1 Pension Plan dtd 4/1/89	3,645,000	3,645,000	107,205	107,205
Franklin and Marshall College	245,000	245,000	7,205	7,205
IL Annuity and Insurance Company	15,030,000	15,030,000	442,058	442,058
Salomon Smith Barney Inc.(3)	1,630,000	1,630,000	47,941	47,941
State Street Bank Custodian for GE Pension Trust	1,810,000	1,810,000	53,235	53,235

(1)	Comprises the Equity Office common shares owned by each selling holder prior to the offering, including the number of whole Equity Office common shares for which the notes held by the selling holder may be exchanged at the initial exchange rate of $34.00 per share. Fractional shares will not be issued upon exchange of the notes; rather, cash will be paid instead of fractional shares, if any. The exchange rate and the number of Equity Office common shares issuable upon exchange of the notes may be adjusted under specified circumstances, which are described in greater detail under “Description of the Notes—Exchange of Notes” beginning on page 8 of the accompanying prospectus. Accordingly, the number of Equity Office common shares issuable upon exchange of the notes may increase or decrease from time to time.

(2)	Assumes the entire aggregate principal amount of notes held by the selling holder is exchanged into Equity Office common shares at the initial exchange rate of $34.00 per share and the offering of those shares by the selling holder under this prospectus supplement and the accompanying prospectus. Fractional shares will not be issued upon exchange of the notes; rather, cash will be paid instead of fractional shares, if any. The exchange rate and the number of Equity Office common shares issuable upon exchange of the notes may be adjusted under specified circumstances, which are described in greater detail under “Description of the Notes—Exchange of Notes” beginning on page 8 of the accompanying prospectus. Accordingly, the number of Equity Office common shares issuable upon exchange of the notes may increase or decrease from time to time. The selling holders may offer and sell under this prospectus supplement and the accompanying prospectus their notes, the Equity Office common shares for which their notes may be exchanged or both.

(3)	Salomon Smith Barney Inc. and its affiliates have in the past provided Equity Office and its affiliates with investment banking and investment advisory services. In August 2000, Salomon Smith Barney was the initial purchaser of $360,000,000 of 8.10% notes due August 1, 2010 of EOP Partnership. In addition, in July 2002, Salomon Smith Barney acted as co-manager in the underwriting of 8,000,000 shares of 7.75% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest of Equity Office. In July 2001, Salomon Smith Barney acted as joint book-running manager in the underwriting of $1,100,000,000 7.000% notes due July 15, 2011 and $300,000,000 7.875% notes due July 15, 2031. In June 2001, Salomon Smith Barney served as joint bookrunner and joint arranger in arranging a $1.0 billion term loan facility for EOP Partnership. In March 2000, Salomon Smith Barney acted as co-manager in the underwriting of $500,000,000 7 1/2 notes due April 29, 2029. In January 1999, Salomon Smith Barney acted as co-manager in the underwriting of $200,000,000 6.375% notes due January 15, 2002, $300,000,000 6.5% notes due January 15, 2004, and $500,000,000 6.8% notes due January 15, 2009. In December 1998, Salomon Smith Barney acted as co-manager in the underwriting of 4,000,000 shares of 8 5/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest of Equity Office.